UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

________________________________________________________________________________________

Dorel Industries Inc.

Management’s Discussion and Analysis

For the quarter and six months ended June 30, 2006

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements and MD & A for the year ended December 30, 2005. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2005. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the six months ended June 30, 2006 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Derivative Financial Instruments“, “Critical Accounting Policies and Estimates” or, “Market Risks and Uncertainties” to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of August 2, 2006.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

Overview

Net earnings for the second quarter ended June 30, 2006 were $17.9 million or $0.55 per diluted share compared to $21.7 million or $0.66 per diluted share for the corresponding quarter a year ago. Revenue for the period was $435.9 million compared to $435.4 million during the second quarter last year.  Six month earnings decreased to $42.1million or $1.28 per diluted share from $49.0 million or $1.49 per diluted share a year ago. Year-to-date revenue was $886.9 million, down from last year’s first half revenue of $907.3 million.

Revenue declines occurred in the Home Furnishings and Recreational / Leisure segments, in both the second quarter and year-to-date. Second quarter sales gains in the Juvenile segment offset these declines, resulting in flat revenues. However in the first half, sales increases in Juvenile only partially offset the other segments’ revenue decreases. As such, total year-to-date revenues have declined by 2.2%. The first quarter initiative by a major customer to reduce its on-hand inventory levels continued into the second quarter. As a result, revenues were affected, specifically in Recreational / Leisure and Home Furnishings.

For the quarter organic revenue growth, defined as revenues adjusted for year-over-year foreign exchange rate variations between the Euro and Canadian dollar against the U.S. dollar, was similar to reported revenues as there was not a significant variation in the values of the Euro and Canadian dollar against the U.S. dollar. Year-to-date organic revenues have declined 1.5% as opposed to the 2.2% as reported.  Gross margins declined by 70 basis points from last year’s levels for both the quarter and year-to-date. For the quarter, the decline is due to a $3.5 million reserve taken against inventory in the Recreational / Leisure segment. If this reserve is excluded from earnings the gross margin for the Company as a whole would have been 22.4% compared to 22.3% in 2005. The year-to-date margin percentage excluding this reserve is 22.4% compared to 22.7% in 2005. This slight decline is due to lower margins in the Home Furnishings and Recreational / Leisure segments.

As anticipated, costs associated with product liability have increased over 2005 levels. In the Juvenile segment, these costs in 2006 increased by US$6.4 million in the quarter and US$6.2 million year-to-date. As a result, the Company’s selling, general and administrative costs have increased in 2006 versus 2005 by $5.7 million for the quarter and $2.3 million year-to-date. Excluding higher product liability costs in the Juvenile segment in 2006, these costs would have declined in 2006 versus 2005 by $0.7 million for the quarter and $3.9 million year-to-date. Of the year to date $3.9 million dollar decrease, $1.4 million is due to conversion of expenses in Europe at a lower rate of exchange in 2006

An analysis of the decrease in after tax earnings from 2005 to 2006 is as follows:

Analysis of impact on after-tax earnings	Second Quarter	Year-to-Date
Earnings from operations by segment:
Juvenile increase	$ 315	$ 2,990
Home Furnishings decrease	(1,563)	(7,731)
Recreational/Leisure decrease	(7,727)	(9,401)
Total earnings from operations decrease	(8,975)	(14,142)

Lower interest costs	520	680
Decrease in income taxes	3,905	5,229
Other	741	1,400
Total decrease in after-tax earnings	$ (3,809)	$ (6,833)

The causes of these variations versus last year are discussed in more detail below.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Sept. 30, 2005	Dec. 30, 2005	Mar. 31, 2006	Jun. 30, 2006
Revenues	$ 423,329	$ 430,258	$ 451,024	$ 435,914

Net income	$ 19,826	$ 22,546	$ 24,181	$ 17,936

Earnings per share
Basic	$ 0.60	$ 0.69	$ 0.74	$ 0.55
Diluted	$ 0.60	$ 0.69	$ 0.74	$ 0.55

Operating Results for the Quarters Ended
	Sept. 30, 2004	Dec. 30, 2004	Mar. 31, 2005	Jun. 30, 2005
Revenues	$ 433,838	$ 469,072	$ 471,903	$ 435,375

Net income	$ 28,046	$ 34,722	$ 27,205	$ 21,745

Earnings per share
Basic	$ 0.86	$ 1.06	$ 0.83	$ 0.66
Diluted	$ 0.85	$ 1.05	$ 0.83	$ 0.66

Segmented Results

Segmented figures are presented in Note 11 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

Expenses as a percentage of revenues	Second quarter ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	71.0%	71.0%	71.3%	71.5%
Gross Profit	29.0%	29.0%	28.7%	28.5%
Selling, general and administrative expenses	15.7%	14.0%	13.9%	13.5%
Depreciation and amortization	3.3%	3.8%	3.1%	3.3%
Research and development costs	0.7%	0.9%	0.7%	0.8%
Earnings from operations	9.3%	10.3%	11.0%	10.9%

Juvenile revenues increased by 12.1% to $216.2 million during the second quarter compared to $192.8 million during the corresponding period a year ago. Earnings from operations were $20.1 million in 2006 versus $19.8 million in 2005, an increase of 1.5%. Revenues in North America increased by 21.8% in the quarter whereas revenues in Europe increased by 1.4%. In Euro this increase was 1.7% as the rate of exchange for the quarter from Euro to U.S. dollar was not significantly different in 2006 versus 2005.

Year-to-date revenues have increased by 4.6% over 2005 to $456.3 million in 2006 versus $436.3 million in 2005. In North America revenues increased by 8.0% whereas revenues in Europe remained flat at $190.7 million in 2006 versus $190.4 million in 2005. In Euros sales actually increased by 5.0% over 2005 reaching 155.3 million Euros compared to 148.0 million Euros in 2005. Organic sales growth for segment as a whole was 6.3% as opposed to the 4.6% as reported, due principally to the variation in the Euro along with the impact of the stronger Canadian dollar in 2006. In North America sales growth came across several product categories, particularly car seats and infant healthcare, and at the majority of the Company’s customers. The revenue increase in Europe over last year continues to be driven by sales gains in Northern Europe and the United Kingdom. Sales of strollers and car seats sold under the Quinny and Maxi-Cosi brand names have increased over last year.

As compared to the corresponding periods in 2005, gross margins in Canada and the United States were higher by a combined 230 basis points in the second quarter of 2006 and by 160 basis points year-to-date. In the U.S. these improvements were principally due to a more profitable profit mix as well as higher sales volumes, thus reducing overhead as a percentage of sales. In Canada the gains were due to a more profitable product mix as well as a stronger Canadian dollar. North American earnings from operations for the quarter were flat as compared to the prior year as higher product liability costs offset the sales increases and higher gross margins. Increases in year-to-date sales and gross margins more than offset these higher product liability costs and as a result earnings in North America improved by 16.4% over the same six month period a year ago. Costs associated with product liability in 2006 for the Juvenile segment totaled $7.3 million in the second quarter and $11.6 million year-to-date. In 2005 these figures were $0.9 million and $5.4 million respectively. This variation is the principal reason for the increased selling, general and administrative costs incurred by the segment as a whole in 2006.

For both the quarter and year-to-date, European earnings in Euros increased by approximately 7% on moderately higher sales. These sales increases as well as lower selling, general and administrative costs offset declines in margins of 140 basis points in the quarter and 130 basis points year-to-date. Margins declined in Europe due to higher raw material costs, principally resin, and by the stronger U.S. dollar which increased the cost of imported items. In Euros, higher sales volumes offset these cost increases resulting in a 1.4% increase in gross margin over last year. Note that the stronger U.S. dollar versus the Euro in the first quarter of 2006 meant year-to-date earnings in translated U.S. dollars increased by only 2.3% as opposed to over 7% in Euro terms.

Home Furnishings

Expenses as a percentage of revenues	Second quarter ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	86.7%	86.8%	87.1%	85.7%
Gross Profit	13.3%	13.2%	12.9%	14.3%
Selling, general and administrative expenses	7.4%	6.6%	7.4%	6.5%
Depreciation and amortization	1.4%	1.4%	1.3%	1.3%
Research and development costs	0.6%	0.5%	0.6%	0.4%
Earnings from operations	3.9%	4.7%	3.6%	6.1%

Home Furnishings revenues declined in the quarter by 8.9% from $131.9 million in 2005, to $120.1 million in 2006. Earnings from operations for the second quarter of 2006 were $4.7 million, a decline of 24.2% from the $6.2 million recorded in 2005. Sales of ready-to-assemble (RTA) furniture declined by US$10.7 million from the second quarter of 2005, or 19%, due principally to lower sales to the mass merchant channel. Ameriwood’s futon sales in the quarter declined by 18% compared to the prior year. This was due to some delays in orders from certain customers. Revenues at Dorel Asia and Cosco increased moderately, by 3% and 2% respectively over last year. Both these businesses continue to make inroads into new customers and in new product categories. Year-to-date revenues have declined by 8.5% to $253.8 million from $277.3 million in 2005. Of the segment’s divisions only Dorel Asia showed sales growth at 19.1% versus 2005. RTA furniture, futon and Cosco Home & Office sales decreased by 23.8%, 9.7% and 3.1% respectively.

For the segment as a whole, second quarter gross margins were essentially flat with 2005 levels as higher margins at Dorel Asia and Cosco Home & Office offset declines at Ameriwood. Importantly RTA furniture margins for the quarter improved by 210 basis points over the first quarter. Year-to-date gross margins have declined by 140 basis points as the gains at Dorel Asia and Cosco Home & Office only partially offset declines at Ameriwood. Selling, general and administrative expenses rose by $0.3 million in the second quarter of 2006 versus 2005. However, as a percentage of revenues this represents an increase of 80 basis points due to lower revenue levels. Year-to-date costs have increased by $0.9 million, due mainly to higher selling costs at Dorel Asia. For this reason and as a result of lower sales for the segment as a whole, these costs as a percentage of revenues rose to 7.4% compared to 6.5% in 2005.

For the quarter, Ameriwood’s earnings declined by $3.4 million versus last year due to sales declines in both RTA furniture and futons. Cosco Home & Office earnings in the quarter increased by $1.1 million, due to an improved product mix, selling in product categories with higher margins. Dorel Asia’s second quarter earnings improved by $0.7 million compared to last year. Year-to-date, Ameriwood’s earnings have declined by $9.9 million versus last year due mainly to RTA furniture declines in sales and gross margins. Cosco Home & Office earnings in the six months have increased by $1.4 million and Dorel Asia’s year-to-date earnings have improved by $1.4 million compared to last year.

Recreational / Leisure

Expenses as a percentage of revenues	Second quarter ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	84.4%	78.5%	82.0%	78.2%
Gross Profit	15.6%	21.5%	18.0%	21.8%
Selling, general and administrative expenses	9.6%	9.3%	10.5%	10.2%
Depreciation and amortization	0.3%	0.1%	0.3%	0.2%
Earnings from operations	5.7%	12.1%	7.2%	11.4%

For the quarter Recreational / Leisure revenues decreased by 9.9% to $99.6 million from $110.6 million during the corresponding period a year ago. Year-to-date revenues have declined by 8.7% to $176.8 million from $193.7 million in 2005. Earnings from operations for the second quarter decreased to $5.7 million from $13.4 million last year, a decrease of 57.5%, whereas year-to-date earnings declined by 42.5% to $12.7 million compared to $22.1 million in 2005. The sales decrease continues to be in the mass merchant channel. These decreases are partially offset by sales in the new product categories, swing sets and scooters. However the combined sales in these categories were not sufficient to offset these declines.

Gross margins decreased by 590 basis points in the quarter and by 380 basis points year-to-date. This decline in gross margins includes a $3.5 million reserve taken against the Sting Ray model bicycle inventory in the second quarter. This reserve had the impact of lowering gross margins by 350 basis points in the quarter and 200 basis points year-to-date. Without this reserve, gross margins for the quarter and year-to-date would have been 19.1% and 20.0% respectively. The decline over 2005 margins is due to a less favourable product mix. Selling, general and administrative costs as a percentage of revenue increased by 300 basis points for both the quarter and for the six month period to June 2006. This increase is a function of lower sales volumes as in dollar terms these costs actually declined by $0.6 million in the quarter and $1.1 million year-to-date.

Other Expenses

Interest on long term debt in the second quarter of 2006 was $7.5 million, slightly lower than the $7.6 million incurred in 2005. This is the result of lower average borrowings offset by higher average interest rates incurred. Overall the Company’s year-to-date average interest rate was approximately 6.5% compared to 6% in 2005.

The Company’s tax rate is governed by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. The Company recorded a tax recovery of $0.4 million in the second quarter of 2006 on pre-tax earnings of $17.5 million. This compares to a tax expense of $3.5 million in the second quarter of 2005 on pre-tax earnings of $25.3 million. The recovery in 2006 was a result of lower earnings in higher tax rate jurisdictions and a change in the valuation allowance of a benefit for tax losses of $1.6 million. The Company’s year-to-date tax rate is currently 10.5% compared to 17.2% in 2005. Despite the unusually low tax rate in the quarter the Company still expects its tax rate for the year to be in the range of 15% to 20%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash provided by operating activities for the six months ended June 30, 2006 was $44.1 million compared to $37.6 million in 2005. This improvement was despite a decline in after-tax earnings of $6.8 million and was due mainly to the timing of accounts receivable collections. For the quarter, cash provided by operating activities in 2006 was $32.6 million compared to $10.7 million in 2005, an improvement of $21.9 million. This improvement was due mainly to the timing of accounts receivable collections and accounts payable disbursements that offset lower earnings and an increase in inventory levels. Included in year-to-date investing activities in 2006 was an amount of $4.9 million paid in reference to the balance of sale on the 2004 acquisition of Pacific Cycle. Excluding disbursements related to business acquisitions, the Company spent $13.9 million on capital additions, comprising property, plant and equipment, deferred charges and intangible assets, a decline of $5.4 million from $19.3 million in the first six months of 2005. As a result, year-to-date free cash flow, a non-GAAP financial measure defined as cash provided by operating activities less capital expenditures and variations in funds held by ceding insurer, was $30.2 million compared to $18.2 million in 2005, an improvement of $12.0 million as follows:

	2006	2005	Change

Cash provided by operating activities	$ 44,083	$ 37,578	$ 6,505
Less:
Additions to property, plant and equipment - net	(7,530)	(11,729)	4,199
Deferred charges	(3,928)	(4,703)	775
Intangible assets	(2,399)	(2,859)	460
Funds held by ceding insurer	(57)	(89)	32
	(13,914)	(19,380)	5,466

FREE CASHFLOW	$ 30,169	$ 18,198	$ 11,971

Balance Sheet

At the end of the period, there were some significant changes to the financial position of the Company as at December 30, 2005. Inventory levels have risen by $32.7 million from year-end levels. However, this increase was expected as it is to service second half shipping needs. Year-end inventory levels for 2006 are expected to be in the range of December 2005 levels. As the Company’s revolving credit facilities are coming due within one year, an amount of $257 million has been classified as current as opposed to long-term. The Company has commenced discussions with its lenders and expects to enter a new agreement by year end. Once this has been finalized, this debt will be classified as long-term. Finally, as at June 30, 2006 the value of the Euro as compared to the U.S. dollar was significantly higher than as at December 30, 2005. As such certain asset and liability balances increased accordingly. This increase in net asset value is reflected in the increase in the value of the Cumulative Translation Adjustment account which was $28.1 million as of December 30, 2005 and is $52.6 million as of June 30, 2006.

Certain of the Company’s working capital ratios are as follows:

		As at:
	Jun. 30, 2006	Dec. 30, 2005	Jun. 30, 2005
Quick ratio	0.49	0.88	0.79
Current ratio	1.12	1.85	1.82
# of days in receivables	58.6	57.4	56.0
# of days in inventory	79.1	80.6	80.0

The Company’s quick and current ratios decreased from prior period levels as a result of the classification of certain bank debt as current as opposed to long-term. The days in receivables and days in inventory ratios are relatively consistent over these same periods. It should be noted that these two calculations are done using average accounts receivable and inventory balances as well as a rolling twelve month period for sales and cost of sales so as to minimize the impact of seasonal fluctuations.

As of June 30, 2006, Dorel was compliant with all covenant requirements and expects to be so going forward. The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Commitments

During the second quarter, the Company entered into a contract to purchase raw materials under which the Company must make specified minimum payments if raw material quantities it purchases fall below the minimum levels specified in the contract. Under this agreement as at June 30, 2006, the Company is subject to minimum purchase commitments of approximately $8.9 million in 2006, $18.8 million in 2007, $14.4 million in 2008 and $5.1 million in 2009. Other than this new commitment, there have been no significant changes with regards to commitments to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report and in Note 19 to the Company’s year-end consolidated financial statements dated December 30, 2005.

There have been no significant changes with regards to derivative financial instruments to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report and in Note 14 to the Company’s year-end consolidated financial statements.

OTHER INFORMATION

The designation, number and amount of each class and series of its shares outstanding as of July 31, 2006 are as follows:

▪

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

▪

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,440,544	$1,921	28,420,398	$160,624	$162,545

Outstanding stock options and Deferred Share Units values are disclosed in Note 5 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

The trends experienced in the first quarter of 2006 extended into the second quarter as the Home Furnishings and Recreational / Leisure segments lowered the overall earnings for the Company. The challenges at Ameriwood’s RTA furniture operations such as the strengthening Canadian dollar and the limited supply of particle board with associated high prices, offset improvements in manufacturing capabilities. In the second half, the Company anticipates earnings improvements from higher sales volumes and improved margins, some of which are to come from expected price increases to customers to be in place near the end of the third quarter. For the Home Furnishings segment as a whole, current expectations are for increased sales and earnings in the second half versus last year.

In the Recreational / Leisure segment the drop in orders from a major customer was less pronounced than in the first quarter, but did reduce sales volumes versus the prior year’s second quarter. Swing set sales were lower than in the first quarter due to the seasonality of this product, but scooter sales grew substantially over the first. Expectations for the second half of the year are that sales and earnings should exceed first half levels. The Juvenile segment performed as expected and there are no significant negative issues currently anticipated. As explained, the Company still expects its tax rate for the year to be in the range of 15% to 20%.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

________________________________________________________________________________________________

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at June 30, 2006	As at December 30, 2005
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash	$ 18,585	$ 12,345
Accounts receivable	264,308	287,225
Income taxes receivable	10,555	14,817
Inventories	316,528	279,265
Prepaid expenses	10,360	10,288
Funds held by ceding insurer	3,704	3,647
Future income taxes	28,955	26,060
	652,995	633,647

PROPERTY, PLANT AND EQUIPMENT	144,046	144,248
DEFERRED CHARGES	15,021	15,561
INTANGIBLE ASSETS	259,358	253,245
GOODWILL (Note 11)	494,270	481,518
OTHER ASSETS	10,265	10,750
ASSETS HELD FOR SALE (Note 2)	3,699	3,699
	$ 1,579,654	$ 1,542,668

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,918	$ 4,828
Accounts payable and accrued liabilities	301,285	305,922
Income taxes payable	10,550	18,483
Balance of sale payable	–	4,946
Current portion of long-term debt	265,122	8,025
	580,875	342,204

LONG-TERM DEBT	163,887	439,634
BALANCE OF SALE PAYABLE	665	665
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,014	19,081
FUTURE INCOME TAXES	67,954	62,986
OTHER LONG-TERM LIABILITIES	5,913	5,656

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 4)	162,545	162,503
CONTRIBUTED SURPLUS (Note 5)	4,886	3,639
RETAINED EARNINGS	520,272	478,155
CUMULATIVE TRANSLATION ADJUSTMENT (Note 6)	52,643	28,145
	740,346	672,442
	$ 1,579,654	$ 1,542,668

(See accompanying notes)

________________________________________________________________________________________________

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Second Quarter Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 429,403	$ 430,181	$ 874,294	$ 895,805
Licensing and commission income	6,511	5,194	12,644	11,473
TOTAL REVENUE	435,914	435,375	886,938	907,278

EXPENSES
Cost of sales (Note 2)	341,741	338,167	691,657	700,901
Selling, general and administrative expenses	57,684	52,043	110,134	107,792
Depreciation and amortization (Note 7)	9,144	9,376	18,070	18,647
Research and development costs	2,252	2,462	4,533	4,652
Interest on long-term debt	7,486	7,629	15,260	15,549
Other interest	60	437	203	594
	418,367	410,114	839,857	848,135

Income before income taxes	17,547	25,261	47,081	59,143

Income taxes	(389)	3,516	4,964	10,193

NET INCOME	$ 17,936	$ 21,745	$ 42,117	$ 48,950

EARNINGS PER SHARE
Basic	$ 0.55	$ 0.66	$ 1.28	$ 1.49
Diluted	$ 0.55	$ 0.66	$ 1.28	$ 1.49

SHARES OUTSTANDING (Note 9)
Basic – weighted average	32,860,228	32,825,827	32,859,722	32,814,402
Diluted – weighted average	32,860,490	32,940,164	32,859,883	32,951,503

(See accompanying notes)

________________________________________________________________________________________________

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Six Months Ended
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 478,155	$ 386,833
Net income	42,117	48,950

BALANCE, END OF PERIOD	$ 520,272	$ 435,783

(See accompanying notes)

______________________________________________________________________________________________

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Second Quarter Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 17,936	$ 21,745	$ 42,117	$ 48,950
Items not involving cash:
Depreciation and amortization	9,144	9,376	18,070	18,647
Amortization of deferred financing costs	38	401	436	803
Future income taxes	(2,046)	(222)	(694)	1,452
Stock based compensation	630	720	1,247	1,421
Pension and post-retirement defined benefit plan	361	436	966	924
Loss (gain) on disposal of property, plant and equipment	(6)	162	25	167
	26,057	32,618	62,167	72,364
Net changes in non-cash balances related to operations (Note 10)	6,574	(21,939)	(18,084)	(34,786)
CASH PROVIDED BY OPERATING ACTIVITIES	32,631	10,679	44,083	37,578

FINANCING ACTIVITIES
Bank indebtedness	766	2,372	(939)	2,223
Long-term debt	(27,564)	(1,271)	(18,721)	(9,975)
Issuance of capital stock (Note 4)	17	1,290	34	1,417
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(26,781)	2,391	(19,626)	(6,335)

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 10)	–	(2,495)	(4,946)	(7,440)
Additions to property, plant and equipment – net	(4,059)	(5,030)	(7,530)	(11,729)
Deferred charges	(2,085)	(2,407)	(3,928)	(4,703)
Funds held by ceding insurer	(32)	(34)	(57)	(89)
Intangible assets	(874)	(52)	(2,399)	(2,859)
CASH USED IN INVESTING ACTIVITIES	(7,050)	(10,018)	(18,860)	(26,820)

Effect of exchange rate changes on cash	602	384	643	177
NET (DECREASE) INCREASE IN CASH	(598)	3,436	6,240	4,600
Cash, beginning of period	19,183	12,452	12,345	11,288
CASH, END OF PERIOD	$ 18,585	$ 15,888	$ 18,585	$ 15,888

 (See accompanying notes)

______________________________________________________________________________________________

Notes to the Consolidated Financial Statements

As at June 30, 2006
All figures in thousands of US$, except per share amounts (Unaudited)

1.   Accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. The U.S. dollar is the functional currency of the Canadian parent company. They have been prepared on a basis consistent with those followed in the most recent audited financial statements. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Future Accounting Changes

Beginning with the first quarter of 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3865, “Hedges”, which were issued in January 2005. Under the new standards a new financial statement, Consolidated Statement of Other Comprehensive Income, has been introduced that will provide for certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value to be temporarily recorded outside the income statement. In addition, all financial instruments, including embedded derivatives that must be separately accounted for, are to be included in the Company’s consolidated balance sheet and measured, in most cases, at fair values, and the requirements for hedge accounting have been further clarified. Although Dorel is in the process of evaluating the impact of these standards, the Company does not expect the Financial Instruments and Hedges standards to have a material impact on its consolidated financial statements as Dorel currently uses mark-to-market accounting for derivative instruments.

2.   Restructuring costs

On September 19, 2005, the Company announced a plan for the consolidation of its four North American ready-to-assemble (RTA) furniture manufacturing plants with the closure of its Wright City, Missouri facilities. The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. The Wright City facilities consist of three separate buildings, of which manufacturing operations have ceased as at December 30, 2005 with product shipments and the move of useful equipment to other RTA plants continuing through 2006.

The Company has recorded a cumulative charge of $10,142 under the plan, of which $9,460 was recorded in the third and fourth quarters of 2005. The total pre-tax cost of the restructuring plan is expected to be approximately $10,312, including $8,658 non-cash charges related to write-downs of assets held for sale and inventory markdowns. Cost of sales for the second quarter ended June 30, 2006 includes pre-tax costs under the plan amounting to $218, which consisted of moving and reset expenses for inventory and equipment and other associated costs. On a year-to-date basis, cost of sales includes $682 of these costs.

A summary of the Company’s restructuring plan provision is as follows:

Six Months Ended June 30, 2006

Beginning balance at December 31, 2005	$ 594
Move of inventory, equipment and other related expenses (in Cost of sales) – provision	773
Cash paid for restructuring activities	(1,082)
Ending balance at June 30, 2006	$ 285

The restructuring provision as at June 30, 2006 is included in accrued liabilities. The consolidation plan is expected to be completed by the fourth quarter of 2006, with an additional $170 of restructuring costs to be incurred.

Assets held for sale comprise buildings of $3,438 and equipment of $261. These assets are no longer depreciated; their fair values less costs to sell are monitored each quarter.

3.   Employee benefit plans

Expenses incurred under the Company’s benefit plans were as follows:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Defined contribution plans	$ 340	$ 397	$ 766	$ 978
Defined benefit plans	599	700	1,184	1,446
Post-retirement benefit plans	655	76	931	87
Total	$ 1,594	$ 1,173	$ 2,881	$ 2,511

4.   Capital stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class “A” Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class “B” Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class “B” Subordinate Voting Shares without nominal or par value, convertible into Class “A” Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class “A” shares.

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Six Months Ended June 30, 2006		Year Ended December 30, 2005
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,473,244	$ 1,939	4,706,294	$ 2,059
Converted from Class “A” to Class “B” (1)	(32,700)	(18)	(233,050)	(120)
Balance, end of period	4,440,544	$ 1,921	4,473,244	$ 1,939

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,385,698	$ 160,564	28,093,898	$ 158,817
Converted from Class “A” to Class “B” (1)	32,700	18	233,050	120
Issued under stock option plan (2)(3)	2,000	42	58,750	1,627
Balance, end of period	28,420,398	$ 160,624	28,385,698	$ 160,564

TOTAL CAPITAL STOCK		$ 162,545		$ 162,503

(1)

During the period, the Company converted 32,700 (2005 - 233,050) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.56 per share (2005 - $0.51 per share).

(2)

During the period, the Company realized tax benefits amounting to $8 (2005 - $166) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

(3)

In 2005, capital stock was credited by the sum of consideration paid following exercise of stock options, together with the related portion previously recorded to contributed surplus amounting to $44 (2006 - nil).

5.   Stock-based compensation and other stock-based payments

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company's stock option plan is as follows:

	Six Months Ended June 30, 2006		Year Ended December 30, 2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,456,500	$ 30.88	1,615,750	$ 26.95
Granted	–	–	262,000	34.03
Exercised	(2,000)	16.95	(58,750)	24.45
Cancelled	(26,000)	33.74	(362,500)	31.93
Options outstanding, end of period	1,428,500	$ 31.35	1,456,500	$ 30.88

Total exercisable, end of period	935,000	$ 30.47	593,375	$ 29.14

A summary of options outstanding as of June 30, 2006 is as follows:

Total Outstanding			Total Exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

554,750	$16.95 - $28.46	$ 28.45	554,750	$ 28.45
127,000	$29.27 - $31.80	29.70	31,000	29.95
746,750	$32.13 - $34.49	33.77	349,250	33.72
1,428,500		$ 31.35	935,000	$ 30.47

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Total compensation cost recognized in income for employee stock options for the quarter and six months ended June 30, 2006 amounts to $583 and $1,153 respectively (2005 - $675 and $1,333 respectively), and was credited to contributed surplus.

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

		Second Quarter Ended June 30,		Six Months Ended June 30,
		2006	2005	2006	2005

Net income	As reported	$ 17,936	$ 21,745	$ 42,117	$ 48,950
	Pro forma	$ 17,893	$ 21,157	$ 41,586	$ 47,429

Basic earnings per share	As reported	$ 0.55	$ 0.66	$ 1.28	$ 1.49
	Pro forma	$ 0.54	$ 0.64	$ 1.27	$ 1.45

Fully diluted earnings per share	As reported	$ 0.55	$ 0.66	$ 1.28	$ 1.49
	Pro forma	$ 0.54	$ 0.64	$ 1.27	$ 1.44

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the second quarters ended June 30, 2006 and 2005, 2,072 and 1,093 additional DSU’s were issued respectively and $47 (2005 - $45) was expensed and credited to contributed surplus. During the six month periods ended June 30, 2006 and 2005, 3,764 and 2,474 DSU’s were issued respectively and $94 (2005 - $88) was expensed and credited to contributed surplus. At June 30, 2006, 12,244 DSU’s are outstanding with related contributed surplus amounting to $338.

6.   Cumulative translation adjustment

Changes in the value of the Cumulative Translation Adjustment account occur upon the translation of self-sustaining foreign operations whose functional currency is other than the U.S. dollar, which is the Company’s functional currency. The majority of the increase of $24,498 in the six-month period ended June 30, 2006 was due to the increase in value of the Euro against the U.S. dollar.

7.   Depreciation and amortization

Depreciation and amortization consists of the following:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Depreciation – Property, plant and equipment	$ 5,529	$ 5,766	$ 11,051	$ 11,600
Amortization – Deferred charges	2,382	2,054	4,503	4,611
Amortization – Intangibles	1,233	1,556	2,516	2,436
Total	$ 9,144	$ 9,376	$ 18,070	$ 18,647

8.   Commitments

In June 2006, the Company entered into a contract to purchase raw materials. Under this agreement, the Company must make specified minimum payments if raw material quantities it purchases fall below the minimum levels specified in the contract.  As at June 30, 2006, the Company is subject to minimum purchase commitments of approximately $8,905 due in 2006, $18,759 due in 2007, $14,439 due in 2008 and $5,059 due in 2009.

9.   Shares outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,860,228	32,825,827	32,859,722	32,814,402
Dilutive effect of stock options and deferred share units	262	114,337	161	137,101
Weighted average number of diluted shares	32,860,490	32,940,164	32,859,883	32,951,503
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	1,434,454	651,500	1,438,172	651,500

10.   Statement of cash flows

Net changes in non-cash balances related to operations are as follows:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Accounts receivable	$ 37,486	$ 20,277	$ 28,351	$ 13,960
Inventories	(32,980)	(24,354)	(32,656)	(38,130)
Prepaid expenses	1,508	2,244	151	2,541
Accounts payable and accruals and other liabilities	3,010	(19,907)	(10,008)	(10,128)
Income taxes	(2,450)	(199)	(3,922)	(3,029)
Total	$ 6,574	$ (21,939)	$ (18,084)	$ (34,786)

Details of acquisition of subsidiary companies:

Acquisition of subsidiary companies in the statement of cash flows represents payments on the balance of sale payable. For the quarter and six months ended June 30, 2006, payments were nil and $4,946 respectively (2005 - $2,495 and $7,440 respectively).

Supplementary disclosure:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Interest paid	$ 6,083	$ 5,875	$ 16,849	$ 14,207
Income taxes paid	$ 4,597	$ 4,445	$ 14,813	$ 13,141
Income taxes received	$ 542	$ 42	$ 5,794	$ 42

11.   Segmented information

Industry Segments

	For The Second Quarter Ended June 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$ 435,914	$ 435,375	$ 216,223	$ 192,848	$ 120,079	$ 131,910	$ 99,612	$ 110,617
Cost of sales	341,741	338,167	153,560	136,940	104,141	114,433	84,040	86,794
Selling, general and administrative expenses	52,349	45,945	33,758	26,986	8,951	8,678	9,640	10,281
Depreciation & amortization	9,121	9,375	7,202	7,319	1,657	1,911	262	145
Research and development costs	2,252	2,462	1,580	1,795	672	667	–	–
Earnings from Operations	30,451	39,426	$ 20,123	$ 19,808	$ 4,658	$ 6,221	$ 5,670	$ 13,397
Interest	7,546	8,066
Corporate expenses	5,358	6,099
Income taxes	(389)	3,516
Net income	$ 17,936	$ 21,745

	For The Six Months Ended June 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$ 886,938	$ 907,278	$ 456,316	$ 436,311	$ 253,806	$ 277,292	$ 176,816	$ 193,675
Cost of sales	691,657	700,901	325,557	311,773	221,133	237,630	144,967	151,498
Selling, general and administrative expenses	100,386	96,667	63,129	59,202	18,662	17,743	18,595	19,722
Depreciation & amortization	18,025	18,579	14,203	14,583	3,305	3,679	517	317
Research and development costs	4,533	4,652	3,091	3,407	1,442	1,245	–	–
Earnings from Operations	72,337	86,479	$ 50,336	$ 47,346	$ 9,264	$ 16,995	$ 12,737	$ 22,138
Interest	15,463	16,143
Corporate expenses	9,793	11,193
Income taxes	4,964	10,193
Net income	$ 42,117	$ 48,950

Geographic Segments – Origin of Revenues

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Canada	$ 38,203	$ 42,377	$ 88,015	$ 91,752
United States	270,975	268,489	533,927	562,737
Europe	92,743	91,497	190,636	190,369
Other foreign countries	33,993	33,011	74,360	62,420
Total	$ 435,914	$ 435,375	$ 886,938	$ 907,278

The continuity of goodwill by industry segment is as follows as at:

	Total		Juvenile	Home Furnishings			Recreational / Leisure
	June 30, 2006	Dec. 30, 2005	June 30, 2006	Dec. 30, 2005	June 30, 2006	Dec. 30, 2005	June 30, 2006	Dec. 30, 2005
Balance, beginning of year	$ 481,518	$ 512,546	$ 307,259	$ 333,781	$ 31,172	$ 31,172	$ 143,087	$ 147,593
Adjustments	–	(4,506)	–	–	–	–	–	(4,506)
Foreign exchange	12,752	(26,522)	12,752	(26,522)	–	–	–	–
Balance, end of period	$ 494,270	$481,518	$ 320,011	$ 307,259	$ 31,172	$ 31,172	$ 143,087	$ 143,087

________________________________________________________________________________________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

August 3, 2006